UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*



                          IMPLANT SCIENCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45320R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45320R108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,184,278*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,184,278*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,184,278
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 11,854,638 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 9, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), and PSource Structured Debt Limited ("PSource" and together with Valens U.S. and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2002 Warrant") to acquire 55,000 Shares at an exercise price of $6.23, subject to certain adjustments, (ii) a common stock purchase warrant (the "2003 Warrant #1") to acquire 70,000 Shares at the following exercise prices: (A) 25,000 Shares at an exercise price of $6.88 and
(B) 45,000 Shares at an exercise price of $8.25, all subject to certain adjustments, (iii) a common stock purchase warrant (the "2003 Warrant #2", and together with the 2002 Warrant and the 2003 Warrant #1, the "First Tranche Warrants") to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $8.44 and (B) 50,000 at an exercise price of $10.13, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (v) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (vi) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "Second Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (vii) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, (viii) 393,939 shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares"), which are convertible into Shares at a conversion rate of $4.15, subject to certain adjustments, and (ix) 261,233 Shares. The First Tranche Warrants, the Second Tranche Warrants and the Preferred Shares each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be revoked by the Investors upon 75 days prior notice and is automatically null and void upon an Event of Default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Second Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Preferred Shares may be waived by the Investors upon 75 days prior notice to the Issuer, shall become null and void upon notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument) or upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45320R108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,184,278*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,184,278*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,184,278
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 11,854,638 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 9, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), and PSource Structured Debt Limited ("PSource" and together with Valens U.S. and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2002 Warrant") to acquire 55,000 Shares at an exercise price of $6.23, subject to certain adjustments, (ii) a common stock purchase warrant (the "2003 Warrant #1") to acquire 70,000 Shares at the following exercise prices: (A) 25,000 Shares at an exercise price of $6.88 and
(B) 45,000 Shares at an exercise price of $8.25, all subject to certain adjustments, (iii) a common stock purchase warrant (the "2003 Warrant #2", and together with the 2002 Warrant and the 2003 Warrant #1, the "First Tranche Warrants") to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $8.44 and (B) 50,000 at an exercise price of $10.13, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (v) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (vi) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "Second Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (vii) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, (viii) 393,939 shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares"), which are convertible into Shares at a conversion rate of $4.15, subject to certain adjustments, and (ix) 261,233 Shares. The First Tranche Warrants, the Second Tranche Warrants and the Preferred Shares each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be revoked by the Investors upon 75 days prior notice and is automatically null and void upon an Event of Default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Second Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Preferred Shares may be waived by the Investors upon 75 days prior notice to the Issuer, shall become null and void upon notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument) or upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,184,278*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,184,278*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,184,278
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 11,854,638 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 9, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), and PSource Structured Debt Limited ("PSource" and together with Valens U.S. and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2002 Warrant") to acquire 55,000 Shares at an exercise price of $6.23, subject to certain adjustments, (ii) a common stock purchase warrant (the "2003 Warrant #1") to acquire 70,000 Shares at the following exercise prices: (A) 25,000 Shares at an exercise price of $6.88 and
(B) 45,000 Shares at an exercise price of $8.25, all subject to certain adjustments, (iii) a common stock purchase warrant (the "2003 Warrant #2", and together with the 2002 Warrant and the 2003 Warrant #1, the "First Tranche Warrants") to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $8.44 and (B) 50,000 at an exercise price of $10.13, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (v) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (vi) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "Second Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (vii) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, (viii) 393,939 shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares"), which are convertible into Shares at a conversion rate of $4.15, subject to certain adjustments, and (ix) 261,233 Shares. The First Tranche Warrants, the Second Tranche Warrants and the Preferred Shares each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be revoked by the Investors upon 75 days prior notice and is automatically null and void upon an Event of Default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Second Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Preferred Shares may be waived by the Investors upon 75 days prior notice to the Issuer, shall become null and void upon notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument) or upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45320R108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,184,278*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,184,278*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,184,278
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 11,854,638 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 9, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), and PSource Structured Debt Limited ("PSource" and together with Valens U.S. and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2002 Warrant") to acquire 55,000 Shares at an exercise price of $6.23, subject to certain adjustments, (ii) a common stock purchase warrant (the "2003 Warrant #1") to acquire 70,000 Shares at the following exercise prices: (A) 25,000 Shares at an exercise price of $6.88 and
(B) 45,000 Shares at an exercise price of $8.25, all subject to certain adjustments, (iii) a common stock purchase warrant (the "2003 Warrant #2", and together with the 2002 Warrant and the 2003 Warrant #1, the "First Tranche Warrants") to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $8.44 and (B) 50,000 at an exercise price of $10.13, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (v) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (vi) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "Second Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (vii) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, (viii) 393,939 shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares"), which are convertible into Shares at a conversion rate of $4.15, subject to certain adjustments, and (ix) 261,233 Shares. The First Tranche Warrants, the Second Tranche Warrants and the Preferred Shares each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be revoked by the Investors upon 75 days prior notice and is automatically null and void upon an Event of Default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Second Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Preferred Shares may be waived by the Investors upon 75 days prior notice to the Issuer, shall become null and void upon notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument) or upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45320R108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,184,278*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,184,278*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,184,278
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 11,854,638 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 9, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), and PSource Structured Debt Limited ("PSource" and together with Valens U.S. and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2002 Warrant") to acquire 55,000 Shares at an exercise price of $6.23, subject to certain adjustments, (ii) a common stock purchase warrant (the "2003 Warrant #1") to acquire 70,000 Shares at the following exercise prices: (A) 25,000 Shares at an exercise price of $6.88 and
(B) 45,000 Shares at an exercise price of $8.25, all subject to certain adjustments, (iii) a common stock purchase warrant (the "2003 Warrant #2", and together with the 2002 Warrant and the 2003 Warrant #1, the "First Tranche Warrants") to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $8.44 and (B) 50,000 at an exercise price of $10.13, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (v) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (vi) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "Second Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (vii) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, (viii) 393,939 shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares"), which are convertible into Shares at a conversion rate of $4.15, subject to certain adjustments, and (ix) 261,233 Shares. The First Tranche Warrants, the Second Tranche Warrants and the Preferred Shares each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be revoked by the Investors upon 75 days prior notice and is automatically null and void upon an Event of Default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Second Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Preferred Shares may be waived by the Investors upon 75 days prior notice to the Issuer, shall become null and void upon notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument) or upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,184,278*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,184,278*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,184,278
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 11,854,638 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 9, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), and PSource Structured Debt Limited ("PSource" and together with Valens U.S. and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2002 Warrant") to acquire 55,000 Shares at an exercise price of $6.23, subject to certain adjustments, (ii) a common stock purchase warrant (the "2003 Warrant #1") to acquire 70,000 Shares at the following exercise prices: (A) 25,000 Shares at an exercise price of $6.88 and
(B) 45,000 Shares at an exercise price of $8.25, all subject to certain adjustments, (iii) a common stock purchase warrant (the "2003 Warrant #2", and together with the 2002 Warrant and the 2003 Warrant #1, the "First Tranche Warrants") to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $8.44 and (B) 50,000 at an exercise price of $10.13, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (v) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (vi) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "Second Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (vii) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, (viii) 393,939 shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares"), which are convertible into Shares at a conversion rate of $4.15, subject to certain adjustments, and (ix) 261,233 Shares. The First Tranche Warrants, the Second Tranche Warrants and the Preferred Shares each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be revoked by the Investors upon 75 days prior notice and is automatically null and void upon an Event of Default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Second Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Preferred Shares may be waived by the Investors upon 75 days prior notice to the Issuer, shall become null and void upon notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument) or upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45320R108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,184,278*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,184,278*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,184,278
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 11,854,638 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 9, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), and PSource Structured Debt Limited ("PSource" and together with Valens U.S. and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2002 Warrant") to acquire 55,000 Shares at an exercise price of $6.23, subject to certain adjustments, (ii) a common stock purchase warrant (the "2003 Warrant #1") to acquire 70,000 Shares at the following exercise prices: (A) 25,000 Shares at an exercise price of $6.88 and
(B) 45,000 Shares at an exercise price of $8.25, all subject to certain adjustments, (iii) a common stock purchase warrant (the "2003 Warrant #2", and together with the 2002 Warrant and the 2003 Warrant #1, the "First Tranche Warrants") to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $8.44 and (B) 50,000 at an exercise price of $10.13, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (v) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (vi) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "Second Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (vii) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, (viii) 393,939 shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares"), which are convertible into Shares at a conversion rate of $4.15, subject to certain adjustments, and (ix) 261,233 Shares. The First Tranche Warrants, the Second Tranche Warrants and the Preferred Shares each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be revoked by the Investors upon 75 days prior notice and is automatically null and void upon an Event of Default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Second Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Preferred Shares may be waived by the Investors upon 75 days prior notice to the Issuer, shall become null and void upon notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument) or upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 45320R108

Item 1(a).  Name Of Issuer:  IMPLANT SCIENCE CORPORATION

Item 1(b).  Address of Issuer's Principal Executive Offices:

            107 Audubon Rd., #5  Wakefield, MA 01880


Item 2(a).  Name of Person Filing:

            Laurus Master Fund, Ltd.

                    This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey,
                    Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., PSource Structured Debt Limited, and Valens U.S. SPV I, LLC reported in this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, New York 10017

Item 2(c).  Citizenship:

            Cayman Islands

Item 2(d).  Title of Class of Securities:  Class A Common Stock


Item 2(e).  CUSIP No.:   45320R108


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned: 1,184,278*

         (b) Percent of Class:  9.99%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          1,184,278*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      1,184,278*

-------------------

* Based on 11,854,638 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 9, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), and PSource Structured Debt Limited ("PSource" and together with Valens U.S. and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2002 Warrant") to acquire 55,000 Shares at an exercise price of $6.23, subject to certain adjustments, (ii) a common stock purchase warrant (the "2003 Warrant #1") to acquire 70,000 Shares at the following exercise prices: (A) 25,000 Shares at an exercise price of $6.88 and
(B) 45,000 Shares at an exercise price of $8.25, all subject to certain adjustments, (iii) a common stock purchase warrant (the "2003 Warrant #2", and together with the 2002 Warrant and the 2003 Warrant #1, the "First Tranche Warrants") to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $8.44 and (B) 50,000 at an exercise price of $10.13, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (v) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (vi) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "Second Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (vii) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, (viii) 393,939 shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares"), which are convertible into Shares at a conversion rate of $4.15, subject to certain adjustments, and (ix) 261,233 Shares. The First Tranche Warrants, the Second Tranche Warrants and the Preferred Shares each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be revoked by the Investors upon 75 days prior notice and is automatically null and void upon an Event of Default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Second Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 4.99 Issuance Limitation in the Preferred Shares may be waived by the Investors upon 75 days prior notice to the Issuer, shall become null and void upon notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument) or upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The 9.99 Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              By:   /s/ Eugene Grin
                                                 -------------------------------
                                              Name:  Eugene Grin
                                              Title: Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 45320R108

APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name: PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey


C. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name:                   David Grin

   Business                c/o Laurus Capital Management, LLC
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            Israel


F. Name:                   Eugene Grin

   Business                c/o Laurus Capital Management, LLC
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States

CUSIP No. 45320R108


Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Laurus Capital Management, LLC

By: Laurus Capital Management, LLC, Individually and as investment manager

/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 14, 2008


Valens U.S. SPV I, LLC

Valens Capital Management, LLC

By Valens Capital Management, LLC, Individually and as investment manager

/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 14, 2008


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 14, 2008


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 14, 2008